FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of February, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






                                HSBC BANK CANADA
                    FOURTH QUARTER 2006 RESULTS^ - HIGHLIGHTS


   - Net income attributable to common shares was C$497 million for the year ended 31 December 2006, an increase of 8.8 per cent over the year ended 31 December 2005.


   - Net income attributable to common shares was C$128 million for the quarter ended 31 December 2006, a decrease of 3 per cent over the same period in 2005.


   - Return on average common equity was 21.1 per cent for the year ended 31 December 2006 and 20.6 per cent for the quarter ended 31 December 2006 compared with 21.3 per cent and 23.8 per cent, respectively, for the same periods in 2005.


   - The cost efficiency ratio was 51.3 per cent for the year ended 31 December 2006 and 51.4 per cent for the quarter ended 31 December 2006 compared with 52.2 per cent and 50.0 per cent, respectively, for the same periods in 2005.


   - Total assets were C$56.8 billion at 31 December 2006, an increase of C$7.6 billion, or 15.4 per cent, from C$49.2 billion at 31 December 2005.


   - Total funds under management were C$31.9 billion at 31 December 2006, an increase of C$3.9 billion, or 13.9 per cent, from C$28.0 billion at 31 December 2005.



^ Results are prepared in accordance with Canadian generally accepted accounting principles.



Financial Commentary

Overview

HSBC Bank Canada recorded net income attributable to common shares of C$497 million for the year ended 31 December 2006, an increase of C$40 million, or 8.8 per cent, from C$457 million for 2005. Net income attributable to common shares for the quarter ended 31 December 2006 was C$128 million, a decrease of C$4 million, or 3 per cent, compared with C$132 million for the same period in 2005. The fourth quarter of 2005 included a recovery of C$14 million in our general allowance for credit losses and a one time reduction of C$14 million in deposit guarantee fees following a transfer pricing settlement with the Canada Revenue Agency. Excluding the impact of these items and the related income tax effects, net income attributable to common shares for the fourth quarter of 2006 was 19.6 per cent higher than the same quarter in 2005.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer, said: "Results for the fourth quarter and for the year were good, reflecting strong growth in our commercial banking business and good momentum in our wealth management businesses. Net interest income was higher from strong loan growth, despite a competitive pricing environment. Non-interest revenues were higher on increased investment administration fees, higher credit fees and higher investment gains. Total non-interest expenses for the year increased as we continued to invest in our businesses, while our efficiency ratio also improved.

"Our focus for 2007 will be to continue this momentum and build for sustained growth by continuing to reinvest in key businesses and leveraging the Group's global distribution network and systems platforms. Business transformation initiatives will be undertaken to further improve efficiency, while continuing to deliver excellent service to our customers. We will also continue our marketing efforts to build on the significant progress made on the awareness of the HSBC brand within Canada."

Net interest income

Net interest income for the fourth quarter of 2006 was C$291 million, an increase of C$22 million, or 8.2 per cent, from the same quarter in 2005, driven primarily by growth in the balance sheet across all our customers groups. Average interest earning assets were C$50.1 billion, compared with C$45.2 billion for the fourth quarter of 2005. Net interest margin, as a percentage of average interest earning assets decreased modestly to 2.30 per cent from 2.36 per cent.

Net interest income for the fourth quarter of 2006 was C$9 million higher than the previous quarter, primarily due to growth in deposits and loans. Average interest earning assets were C$1.7 billion higher than the previous quarter. Average deposits were C$2.3 billion higher than the previous quarter and average loans were C$0.8 billion higher.

Net interest income for the year ended 31 December 2006 was C$1,115 million, an increase of C$105 million, or 10.4 per cent, from C$1,010 million for 2005 driven by growth in the balance sheet, partially offset by lower net interest margins due to the competitive pricing environment. Average interest earning assets were C$47.9 billion for 2006 compared with C$42.6 billion for 2005. Although prime rates increased during the year, net interest margins as a percentage of average interest earning assets decreased from 2.37 per cent in 2005 to 2.33 per cent in 2006. This was primarily as a result of competitive pricing, particularly in personal products such as residential mortgages and deposits.

Non-interest revenue

Non-interest revenue for the fourth quarter of 2006 was C$168 million, C$27 million or 19.2 per cent higher, compared with the fourth quarter of 2005. Growth in non-interest revenue benefited from higher investment administration fees as a result of growth in our wealth management businesses as well as an appreciation in equity markets. Higher securitization income, increases in the value of our investments in private equity funds and higher capital markets fees in our Global Investment Banking business also benefited non-interest revenue.

Non-interest revenue for the fourth quarter of 2006 was C$8 million higher than the previous quarter due to higher capital markets fees and increases in the value of our investments in private equity funds as well as higher securitization income.

For the year ended 31 December 2006, non-interest revenue was C$651 million, C$81 million or 14.2 per cent higher, compared with the same period in 2005. Non-interest revenue in 2006 benefited from higher investment administration fees, higher securitization income, higher credit fees as a result of higher volumes in Acceptances, higher Global Investment Banking revenues and increases in the value of our investments in private equity funds. These were partially offset by lower immigrant investor program fees, which are dependant on the number of approvals from government agencies.

Non-interest expenses and operating efficiency

Non-interest expenses for the fourth quarter of 2006 were C$236 million, an increase of C$31 million or 15.1 per cent compared with the fourth quarter of 2005. Excluding the C$14 million reduction of deposit guarantee fees made in the fourth quarter of 2005, non-interest expenses increased by 7.8 per cent in the fourth quarter of 2006 compared with the fourth quarter of 2005. Salaries and benefits in the fourth quarter of 2006 increased by C$13 million from the same period in 2005 due to an expanding workforce to meet growth initiatives, particularly in our wealth management businesses. Also, higher incentive compensation reflected higher revenues.

Non-interest expenses in the fourth quarter of 2006 were C$23 million higher than the previous quarter primarily due to higher premises costs, arising from the change in estimate of the useful life of improvements made to leased properties, and higher marketing expenditure on the HSBC brand.

For the year ended 31 December 2006, non-interest expenses were C$906 million, an increase of C$82 million, or 10.0 per cent, compared with C$824 million for 2005. Salaries and benefits expenses were C$61 million higher due to a larger work force and higher stock based compensation resulting from a C$9 million charge in the second quarter 2006, arising from the waiver of the total shareholders return-related performance condition in respect of the 2003 awards under the HSBC Holdings Group Share Option Plan. Incentive compensation was also higher due to higher revenues. Other expenses were C$12 million higher due to increased marketing spend on further developing the HSBC brand and a higher business tax expense due to a recovery in 2005 on the successful resolution of certain commodity tax issues. These were partially offset by a lower deposit guarantee fee expense due to the discontinuation of the HSBC Group's guarantee on new deposits subsequent to June 2005.

Income taxes

The effective income tax rate for the fourth quarter of 2006 was 33.2 per cent, compared with 30.0 per cent, for the fourth quarter in 2005. The tax rate in the fourth quarter of 2005 was lower due to a year-to-date tax expense reduction recorded on the resolution of the deductibility of the deposit guarantee fee expense for the years 2002 to 2005.

The effective income tax rate for the fourth quarter of 2006 decreased by 1.7 per cent from the previous quarter due to a decrease in certain non-deductible expenses.

The effective income tax rate for the year ended 31 December 2006 was 35.6 per cent, compared with 33.5 percent in 2005. The effective rate was lower in 2005 due to benefits from changes in the net realizable value of certain future income tax assets and the resolution of the amount of the deductibility of the deposit guarantee fee expense for certain years. Also, lower corporate income tax rates enacted by the federal government budget in 2006 resulted in a write down of our future income tax asset and the expense related to the 2003 option awards for stock based compensation recognized in 2006 is not deductible for tax, thereby increasing the 2006 effective income tax rate.

Credit quality and provision for credit losses

The credit environment remained stable in the fourth quarter of 2006 with a low level of corporate default rates. The provision for credit losses in the fourth quarter of 2006 was C$17 million compared with C$6 million for the same period in 2005, which benefited from a reversal of C$14 million of our general allowance for credit losses due to favourable economic conditions.

The provision for credit losses for the fourth quarter of 2006 increased by C$12 million from the previous quarter, largely due to provisions in two specific commercial exposures.

For the year ended 31 December 2006, the provision for credit losses was C$34 million, compared with C$27 million for 2005. Gross impaired loans increased to C$164 million at 31 December 2006 compared with C$130 million at 31 December 2005. Total impaired loans, net of specific allowances for credit losses, were C$106 million at 31 December 2006 compared with C$73 million at 31 December 2005. The total allowance for credit losses, as a percentage of loans outstanding was 0.92 per cent at 31 December 2006 compared with 1.01 per cent at 31 December 2005.

Balance sheet

Total assets at 31 December 2006 were C$56.8 billion, an increase of C$7.6 billion from C$49.2 billion at 31 December 2005. Strong economic conditions helped drive growth in commercial loans and deposits. Commercial loans and bankers' acceptances increased C$3.3 billion in total to C$22.9 billion at 31 December 2006 compared with C$19.6 billion at 31 December 2005.
Continued strength in the housing market across Canada and the strong economy helped residential mortgages and consumer loans to increase C$1.1 billion to C$17.7 billion in total at 31 December 2006 compared with C$16.6 billion at 31 December 2005. Increased trading and balance sheet management activity increased assets purchased under reverse repurchase agreements by C$3.0 billion at 31 December 2006 compared with 31 December 2005 while cash resources decreased by C$1.2 billion.

Total deposits at 31 December 2006 were C$44.2 billion, an increase of C$5.6 billion from C$38.6 billion at 31 December 2005. Launch of our High Rate Savings Account and growth of our wealth management businesses helped increase deposits from individuals to C$17.0 billion at 31 December 2006 from C$15.3 billion at the same time last year. Investments in our payments and cash management services contributed to a C$4.4 billion increase in commercial deposits to C$25.7 billion at 31 December 2006. As a result of the growth in core customer deposits, less reliance was placed on deposits from other banks, which decreased to C$1.5 billion at 31 December 2006 from C$2.0 billion at 31 December 2005.

Total assets under administration

Funds under management were C$23.3 billion at 31 December 2006 compared with C$20.5 billion at 31 December 2005. Including custody and administration balances, total assets under administration were C$31.9 billion at 31 December 2006 compared with C$28.0 billion at 31 December 2005.

Growth in funds under management during 2006 resulted from continued investment in our brokerage operations during the year and from success in our Private Client products. Additionally, Canadian equity markets, which were aided by higher natural resource prices, performed strongly in 2006.

Capital management and Dividends

The tier 1 capital ratio was 9.0 per cent and the total capital ratio was 11.1 per cent at 31 December 2006. This is little changed from 9.0 per cent and 11.2 per cent, respectively, at 31 December 2005.

In addition to net income, regulatory capital increased in 2006 as subordinated debentures increased C$140 million as a redemption of a C$60 million issue was offset by a new C$200 million issue.

During the fourth quarter of 2006, we declared and paid C$60 million in dividends on our common shares. Dividends declared on our common shares totalled C$240 million in 2006.

Regular dividends of 31.875 cents per share have been declared on our Class 1 Preferred Shares - Series C and 31.25 cents per share on our Class 1 Preferred Shares - Series D. The dividends will be payable in cash on 31 March 2007, for shareholders of record on 15 March 2007. Dividends declared on our preferred shares totalled C$18 million in 2006.

Credit ratings

On 19 June 2006, Standard & Poor's Ratings Services ("S&P") raised our short and long-term counterparty credit ratings concurrent with an upgrade of its ratings of our parent, HSBC Holdings plc.

On 25 October 2006, S&P raised its ratings of our long-term counterparty credit, preferred shares, senior debt and subordinated debt. These ratings upgrades followed S&P's revision of our group status to a 'core" holding within the HSBC Group based on our growing integration with and increasing contribution to the HSBC Group.

On 6 October 2006, Dominion Bond Rating Service ("DBRS") upgraded its ratings of our deposits, debt instruments and preferred shares, as a result of implementation of a new support assessment methodology for banks.

Our current ratings are as follows:

                                                   S&P           DBRS

Short-term instruments                             A-1+          R-1 (high)
Deposits and senior debt                           AA            AA
Subordinated debt                                  AA-           AA (low)
Preferred shares                                   P-1           Pfd-1
HSBC Canada Asset Trust Securities                 P-1           A (high)

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has more than 170 offices. With over 9,500 offices in 76 countries and territories and assets of US$1,738 billion at 30 June 2006, the HSBC Group is one of the world's largest banking and financial services organisations. For more information about HSBC Bank Canada and our products and services, visit our website at hsbc.ca.

Copies of our 2006 Annual Report will be sent to shareholders in March 2007.

Caution regarding forward-looking financial statements

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation level and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on interest rates and our net interest margin may arise from actions taken by individual banks acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on our revenues. The factors disclosed above may not be complete and there could be other uncertainties and potential risk factors not considered here which may impact our results and financial condition.

Summary


Figures in C$
  millions
  (except per share                     Quarter ended                         Year ended
  amounts)                  31Dec06       30Sep06        31Dec05        31Dec06      31Dec05


Earnings
Net income
  attributable to
  common shares                 128           138            132            497          457
Basic earnings per
  share                        0.26          0.28           0.27           1.02         0.94

Performance ratios
  (per cent)
Return on average
  common equity                20.6          23.0           23.8           21.1         21.3
Return on average
  assets                       0.87          1.01           1.06           0.91         0.97
Net interest margin ^          2.30          2.31           2.36           2.33         2.37
Cost efficiency ratio ^^       51.4          48.2           50.0           51.3         52.2
Non-interest revenue:
  total revenue ratio          36.6          36.2           34.4           36.9         36.1

Credit information
Impaired loans                  164           166            130
Allowance for credit
  losses
- Balance at end of
    period                      327           318            326
- As a percentage of
    impaired loans              199%          192%           251%
- As a percentage of
    loans outstanding          0.92%         0.80%          1.01%

Average balances
Assets                       58,883        53,945         49,605         54,118       47,282
Loans                        34,943        34,144         32,387         33,659       30,678
Deposits                     44,491        42,206         39,006         41,904       37,340
Common equity                 2,464         2,387          2,204          2,360        2,150

Capital ratios (per cent)
Tier 1                          9.0           8.9            9.0
Total capital                  11.1          11.1           11.2

Total assets under administration
Funds under
  management                 23,340        22,372         20,453
Custodial accounts            8,574         8,973          7,594
Total assets under
  administration             31,914        31,345         28,047

^ Net interest margin is net interest income divided by average interest earning assets for the period.

^ ^ The cost efficiency ratio is defined as non-interest expenses divided by total revenue.


                  Consolidated Statement of Income (Unaudited)



Figures in C$ millions               Quarter ended                     Year ended
(except per share amounts)   31Dec06    30Sep06     31Dec05       31Dec06     31Dec05
                                                          ^                         ^
Interest and dividend
  income
Loans                            593        566         444         2,144       1,631
Securities                        49         47          40           186         120
Deposits with regulated
  financial institutions          62         59          52           234         166
                                 704        672         536         2,564       1,917

Interest expense
Deposits                         406        383         261         1,422         882
Debentures                         7          7           6            27          25
                                 413        390         267         1,449         907

Net interest income              291        282         269         1,115       1,010

Non-interest revenue
Deposit and payment
  service charges                 23         23          22            90          84
Credit fees                       26         28          26           106          95
Capital market fees               30         27          25           115         106
Investment administration
  fees                            28         26          22           103          80
Foreign exchange                   9          8           8            32          27
Trade finance                      6          6           6            24          27
Trading revenue                   17         18          14            69          60
Investment securities
  gains                            7          5           2            30          16
Securitisation income             13         10           6            42          24
Other                              9          9          10            40          51
                                 168        160         141           651         570

Total revenue                    459        442         410         1,766       1,580

Non-interest expenses
Salaries and employee
  benefits                       124        120         111           503         442
Premises and equipment            34         26          27           116         107
Other                             78         67          67           287         275
                                 236        213         205           906         824

Net operating income
  before provision
  for credit losses              223        229         205           860         756
Provision for credit
  losses                          17          5           6            34          27

Income before taxes and
  non-controlling interest
  in income of trust             206        224         199           826         729
Provision for income taxes        66         76          58           285         237
Non-controlling interest
  in income of trust               7          6           6            26          22
Net income                       133        142         135           515         470
Preferred share dividends          5          4           3            18          13
Net income attributable to
  common shares                  128        138         132           497         457

Average common shares
  outstanding (000)          488,668    488,668     488,668       488,668     488,668
Basic earnings per
  share (C$)                    0.26       0.28        0.27          1.02        0.94


^ Certain prior period amounts have been reclassified to conform with the current year presentation.


Condensed Consolidated Balance Sheet (Unaudited)


Figures in C$ millions                            At 31Dec06      At 31Dec05

Assets
Cash and deposits with Bank of Canada                    368             409
Deposits with regulated financial institutions         4,346           5,549
                                                       4,714           5,958

Investment securities                                  3,604           2,923
Trading securities                                     1,162           1,418
                                                       4,766           4,341

Assets purchased under
  reverse repurchase agreements                        4,760           1,752

Loans
- Businesses and government                           17,819          15,571
- Residential mortgage                                14,016          12,865
- Consumer                                             3,728           3,734
- Allowance for credit losses                          (327)           (326)
                                                      35,236          31,844

Customers' liability under acceptances                 5,130           4,002
Land, buildings and equipment                            121             103
Other assets                                           2,043           1,210
                                                       7,294           5,315
Total assets                                          56,770          49,210

Liabilities and shareholders' equity
Deposits
- Regulated financial institutions                     1,469           1,975
- Individuals                                         17,039          15,300
- Businesses and governments                          25,665          21,333
                                                      44,173          38,608

Acceptances                                            5,130           4,002
Assets sold under repurchase agreements                  162             302
Other liabilities                                      3,444           2,849
Non-controlling interest in trust
  and subsidiary                                         430             430
                                                       9,166           7,583

Subordinated debentures                                  563             423

Shareholders' equity
- Preferred shares                                       350             350
- Common shares                                        1,125           1,125
- Contributed surplus                                    202             187
- Retained earnings                                    1,191             934
                                                       2,868           2,596
Total liabilities and shareholders' equity            56,770          49,210

Condensed Consolidated Statement of Cash Flows (Unaudited)


                                          Quarter ended                Year ended
Figures in C$ millions       31Dec06     30Sep06       31Dec05      31Dec06     31Dec05

Cash flows provided by
  (used in):
- operating activities           361         128          (100)         673         384
- financing activities         1,165       1,677           141        5,247       5,171
- investing activities        (2,430)     (1,021)          335       (7,082)     (4,362)

(Decrease) increase in
  cash and cash
  equivalents                   (904)        784           376       (1,162)      1,193



Cash and cash equivalents,
  beginning of period          4,942       4,158         4,824        5,200       4,007
Cash and cash equivalents,
  end of period                4,038       4,942         5,200        4,038       5,200

Represented by:
- Cash resources per
    balance sheet              4,714       5,139         5,958
  - less non-operating
      deposits ^                (676)       (197)         (758)
- Cash and cash
    equivalents,
    end of period              4,038       4,942         5,200

^ Non-operating deposits are comprised primarily of cash which reprices after 90 days and cash restricted for recourse on securitisation transactions.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  19 February 2007